VIA EDGAR and VIA FACSIMILE (202.772.9209)
May 29, 2008

Kevin Woody	Robert Telewicz
Accounting Branch Chief	Staff Accountant
Division of Corporation Finance	Division of Corporation Finance
United States Securities & Exchange Commission	United States Securities & Exchange Commission
450 Fifth Street, N.W.	450 Fifth Street, N.W.
Washington, DC 20549	Washington, DC 20549

Re:	HEALTH CARE REIT, INC.:
Form 10-K for the year ended December 31, 2007
SEC File No. 1-08923
Dear Messrs. Woody and Telewicz:
The purpose of this letter is to respond to the comments raised in your letter addressed to Health Care REIT, Inc. (the “Company”) dated April 29, 2008. Our response to each comment is set forth below.
Form 10-K for the year ended December 31, 2007
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators, Trends and Uncertainties
Portfolio Update, page 44
1.	It appears that your ratios of CBMF and CAMF may be based on either a numerator or denominator that is a non-GAAP measure. Explain to us how these ratios comply with all the disclosure requirements of Item 10(e). In addition, please provide us with a calculation of CBMF and CAMF and a reconciliation of the numerators and denominators used in both calculations to the most directly comparable GAAP financial measure.
RESPONSE:
Neither CBMF nor CAMF are non-GAAP financial measures of the Company within the meaning of Item 10(e) because the adjusted earnings that are used in these ratios are adjustments to earnings

May 29, 2008

of our lessees and borrowers, not earnings of the Company, and are not calculated from GAAP measures presented in our financial statements. Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 (page 22) clarifies that these ratios relate to earnings of our customers, and we intend to include this clarification in future filings with the Commission.
Non-GAAP Financial Measures, page 58
2.	Explain to us how you have met all of the disclosure requirements of Item 10(e) of Regulation S-K and question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures with respect to your measure of Funds Available for Distribution. In your response explain to us how a measure entitled “Funds Available for Distribution,” and which appears to be adjusted for certain cash items, can be considered a performance measure rather than a liquidity measure.
RESPONSE:
The non-GAAP measure that we refer to as funds available for distribution is used by us to facilitate internal and external comparisons to our operating results, in making operating decisions and in the evaluation of management, as explained on pages 43 and 58 of our Annual Report on Form 10-K for the year ended December 31, 2007. We believe that this non-GAAP financial measure is also widely used by investors, equity and debt analysts and rating agencies in the valuation, comparison, rating and investment recommendation of REITs. For these reasons, we have included this non-GAAP financial measure in past Form 10-K and Form 10-Q filings. We have decided to cease use of this non-GAAP financial measure in these filings in the future.
3.	We note that you present the measures EBITDA — adjusted. Explain to us how you have met all the requirements of Item 10(e) of Regulation S-K and questions 8 and 10 of the Frequently Asked Questions Regarding the use of Non-GAAP Financial Measures with respect to this measure.
RESPONSE:
As noted in the Company’s discussion of EBITDA on page 60 of our Annual Report on Form 10-K for the year ended December 31, 2007, Adjusted EBITDA represents EBITDA as adjusted for certain items pursuant to a covenant provision of the Company’s unsecured line of credit arrangement. Upon review of question 10 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, we noted that the existing MD&A discussion may not adequately address the three discussion points outlined therein. As such, in future filings, the Company will expand its MD&A disclosure related to Adjusted EBITDA to include a discussion of the following:

May 29, 2008

•	The materiality of the unsecured line of credit arrangement and the relevant covenant;

•	The limit required for compliance with the covenant; and

•	The actual or reasonably likely effects of compliance or non-compliance with the relevant covenant on the Company’s financial condition and liquidity.
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
1. Accounting Policies and Related Matters
Real Property Owned, page 70
4.	We note that you base your allocation of acquisition costs to tangible assets on the report of independent real estate appraisal firms. As these independent firms appear to be experts, please revise your filing to name the firms and to provide the appropriate consents.
RESPONSE:
We understand that the referenced item could be misinterpreted to imply that the Company relies solely on the work of appraisal firms for the allocation of certain acquisition costs. We wish to inform you that this is not the case. To avoid such possible misinterpretation in the future, we will remove such references to independent appraisal firms from future filings.
2. Business Combinations, page 73
5.	Explain to us how you have met the disclosure requirements of paragraph 54 of SFAS 141 with respect to the Windrose Medical Properties Trust merger and the Rendina/Paramount Acquisition.
RESPONSE:
Paragraph 54 of SFAS 141 requires that the notes to the financial statements include certain supplemental information on a pro forma basis for the period in which a material business combination occurs. First, regarding the Windrose Medical Properties Trust merger, this material business combination occurred on December 20, 2006. We refer you to Note 2 to the financial statements included in the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2006 for the required pro forma disclosures. Second, regarding the Rendina/Paramount acquisition, the Company believes that this transaction was not a material business combination and, therefore, that the pro forma disclosures were not required. Notwithstanding the immateriality of the transaction, the Company desired to provide limited

May 29, 2008

disclosure about the transaction and elected to include this information in Note 2 to the financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2007.
* * *
In connection with responding to your comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope you will find the foregoing responsive to your comments. If you have any questions regarding any of the above, please do not hesitate to call Paul D. Nungester, Vice President and Controller of the Company, or the undersigned, Scott A. Estes, at 419-247-2800. Thank you very much.

Very truly yours

HEALTH CARE REIT, INC.

By:	/s/ Scott A. Estes

Scott A. Estes
Its:	Senior Vice President and
Chief Financial Officer